March 7, 2019

Yaniv Sarig
President and Chief Executive Officer
Mohawk Group Holdings, Inc.
37 East 18th Street, 7th Floor
New York, NY 10003

       Re: Mohawk Group Holdings, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted February 27, 2019
           CIK No. 0001757715

Dear Mr. Sarig:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement on Form S-1

Our Strengths, page 5

1. We note your disclosure that "senior executive and board members bring diverse expertise from companies such as Airpush, Amazon Robotics, Atari, Bloomberg, Google, L'Oreal,
       Perion and Warby Parker." To provide context, disclose when your management worked at each company. In addition, explain why Amazon Robotics, Atari, Google and Perion are not mentioned in the business backgrounds of your officers and directors.
Capitalization, page 53

2. Please address the impact of equivalent shares from the Participation Units which will immediately and fully vest upon the occurrence of a Qualified IPO. In this regard, we
 Yaniv Sarig
FirstName LastNameYaniv Sarig
Mohawk Group Holdings, Inc.
Comapany NameMohawk Group Holdings, Inc.
March 7, 2019
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         note your disclosure on page F-26.
Liquidity and Capital Resources
Sources of Liquidity, page 69

3. We note your statement that your financial forecast for the next 12 months includes
         "margin expansion." Please provide more detail regarding how the company intends to expand its margins and how this will directly impact liquidity. Transaction Bonus Plan, page 73

4. Disclose whether you intend to pay the cash portion of the Transaction Bonus Plan with proceeds from the current offering. If so, also provided quantified disclosure of this under your "Use of Proceeds" section, separately disclosing the amount to be paid to your officers and directors.
5. Clarify why shares would be issued on the 12, 18 and 24 month anniversaries of the closing of the offering, but not the six month anniversary, when participants are entitled to payments and distributions equal to 25% of the participant's proportional interest of the
         Plan Pool on each of the first four six-month anniversaries of a Qualified IPO.
Product Case Studies, page 85

6. Clarify what you mean by "profitability" in your case studies. Facilities/Properties, page 90

7. Please provide information on your newly set-up warehouses. In this regard, we note your disclosure on page 68 regarding the strategic movement of your goods to these warehouses during the fourth quarter of 2018.
Executive Officers and Directors, page 92

8. For each officer and director, please disclose their tenure at each entity mentioned in their business background.
2018 Director Compensation Table, page 98

9. Please include in the director compensation table the $50,000 annual retainer you agreed to pay Dr. Stephen Liu. Also disclose in a footnote to the table the total number of Dr.
         Liu's option awards outstanding at fiscal year end.
Voting Agreement among MV II, LLC, Dr. Larisa Storozhenko, Maximus Yaney and
Asher
Maximus I, LLC, page 109

10. Please clarify, if true, that the Voting Agreement operates so that the Designating Parties vote up to 19.99% of their shareholdings, with Mr. Delug voting any remaining shares
 Yaniv Sarig
Mohawk Group Holdings, Inc.
March 7, 2019
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         held by the Designating Parties over 19.99%. Disclose the percentage of shares held by the Designating Parties. Provide similar disclosure where the Voting Agreement is discussed under the section "Security Ownership of Certain Beneficial Owners and
         Management." Also disclose the current percentage ownership held by the Designating
         Parties and the remaining percentage ownership that Mr. Delug will have the power to vote under the Voting Agreement.
Financial Statements
Consolidated Balance Sheets, page F-3

11. Present alongside your most recent historical balance sheet, a pro forma balance sheet to reflect an accrual for the distribution to be paid under the Transaction Bonus Plan.
Revenue Recognition, page F-12

12. Please clarify your disclosure to state if true that your revenues include shipping and handling fees billed to customers.
12. Commitments and Contingencies
Transaction Bonus Plan, page F-26

13. Regarding the Transaction Bonus Plan (the "Plan Pool"), please disclose your assumptions in valuing each Participation Unit and all Participation Units in the aggregate. In this regard, we note that in a Qualified IPO, the Plan Pool shall be deemed funded one-third in cash and two-thirds in the Company's common stock and that all units, of which 99.20%
         have already been allocated, shall immediately and fully vest.

         Describe in your MD&A, how such participation units will impact your operating results upon the occurrence of a Qualified IPO.
14. Quantify on page F-26, and elsewhere as applicable, the total value of the Plan Pool along with the value of the cash and stock components.
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William
Mastrianna, Attorney-Adviser, at (202) 551-3778 or Kathleen Krebs, Special Counsel, at (202)
551-3350 with any other questions.



FirstName LastNameYaniv Sarig                                  Sincerely,
Comapany NameMohawk Group Holdings, Inc.
                                                               Division of
Corporation Finance
March 7, 2019 Page 3                                           Office of
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